July 28, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan Kathleen Collins Mariam Mansaray Larry Spirgel

Re:	CTW Cayman (CIK: 0002047148)
Registration Statement on Form F-1, as amended (Registration No. 333-287306) Registration Statement on Form 8-A (Registration No. 001-42758)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, CTW Cayman (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, File No. 333-287306, be accelerated by the Commission so that it will become effective at 4:00 p.m., Eastern Time, on July 30, 2025, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the Class A ordinary shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the Form F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

The Company understands that the representative of the underwriters of the offering has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Please contact Richard J. Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +8610 5680 3969 or rchang@gunder.com with any questions you may have. In addition, please notify Mr. Chang when this request for acceleration has been granted.

[Signature page follows]

Yours sincerely,

CTW Cayman

By:	/s/ Ryuichi Sasaki
Name:	Ryuichi Sasaki
Title:	Chief Executive Officer

cc:	Richard J. Chang
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

[Signature Page to Issuer Acceleration Request]